March 24, 2001


This is to inform you that I resign as a Director and Vice President of Marketing for Omni ParkPass, Inc., effective at the close of business March 24, 2001. It is my intent to seek other business opportunities that have recently become available.



Sincerely,


/s/  Raymond H. Adler
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     Raymond H. Adler, Chairman
     Adler Communications Group